AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

October 13, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund, Intermediate Bond Portfolio

File Nos. 033-13954 and 811-05141

Dear Ms. Choo:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on September 24, 2020, concerning Post-Effective Amendment No. 148 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectus, Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on August 10, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on behalf of the Intermediate Bond Portfolio (the “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Prospectus Comments

1.	Comment: Cover page of prospectus: The cover states that Pacific Life is licensed to issue individual life insurance and annuity products. The staff believes this disclosure is not relevant to the Fund’s prospectus and is not required disclosure on the cover page. Please consider removing the disclosure.

Response: Registrant will delete the requested disclosure.

2.	Comment: Fees and Expenses of the Fund: Please consider deleting the phrase “or may be” from the introductory paragraph as fees are imposed at the contract level or policy level.

Response: Registrant will delete the requested disclosure.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

3.	Comment: Example: Consider adding similar disclosure from the Example introduction to the Fees And Expenses of the Fund introduction to indicate that if the fees and expenses of any variable annuity contract or variable life policy were included, then the fees and expenses would be higher.

Response: Registrant respectfully declines this request. The example only discloses fund level expenses and not fees at the contract level. See Item 3 of Form N-1A.

4.	a. Comment: Principal Investment Strategies: In the second sentence of the first paragraph, 1) Please define investment grade in the summary and in the statutory; 2) Please consider including a term to maturity in parentheticals in the summary for intermediate- and long-term debt; 3) The Fund states that it generally invests in investment grade intermediate- and long-term debt securities. Please supplementally explain how the fund will maintain a dollar weighted average maturity between 3 and 10 years as the Fund name has the term “Intermediate” in it and should focus in intermediate debt securities.

Response: Registrant will add the requested disclosure regarding “investment grade” to the statutory section for Principal Investment Strategies as it considers this a plain English term that does not need to be defined in the summary prospectus. Registrant notes that the “Credit Risk” definition in the statutory prospectus describes in detail the standards for an investment grade security. Registrant will add the requested disclosure regarding terms to maturity. The Fund will maintain a dollar weighted average maturity between 3 and 10 years by focusing mainly in intermediate debt securities, even though it is permissible for the Fund to invest in longer-term debt.

b. Comment: Please supplementally clarify whether the 15% principal investment strategy in the first sentence of the second paragraph falls within or without the 80% of the Fund’s assets in debt securities. If outside the 80% pool, please clarify the statement by adding “Also” immediately in front of “may invest” so it’s clear that it’s outside the 80% pool and then move after discussion of the investments within the 80% strategy. The two sentences following the noted sentence appear to be within the 80% pool.

Response: The 15% principal investment strategy noted is within the 80% pool.

c. Comment: Please clarify in disclosure whether the fund invests in “equity” or “debt” mortgage-related securities.

Response: Registrant has revised the disclosure to clarify that the mortgage-related securities are “debt.”

d. Comment: Please explain here or in the statutory prospectus what the fund considers to be a foreign corporation.

Response: Registrant will include the disclosure as requested.

e. Comment: As the second sentence of the second paragraph relates to the 80% policy, please consider moving that sentence to the end of the first paragraph. Additionally, please confirm supplementally that the asset-backed securities and mortgage-related securities in which the Fund expects to invest are predominantly investment grade or agency-issued.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

Response: Registrant will revise the disclosure as requested and confirms that the asset-backed securities and mortgage-related securities in which the Fund expects to invest are predominantly investment grade or agency-issued.

f. Comment: Please supplementally disclose whether the sub-adviser has a current intention to focus on one particular country or region and if there is such an intent, please disclose this as a principal investment strategy and add appropriate risk disclosure.

Response: The sub-adviser has a current intention to focus on the U.S. The principal risks disclosed are predicated on a U.S.-focused portfolio so the principal U.S.-specific risks are already disclosed within those principal risks, such as interest rate risk and U.S. Government securities risk.

g. Comment: In the third sentence of the third paragraph, please explain clearly in the prospectus what the sub-adviser means by performing well over market cycles. A market cycle can span over differing lengths of time.

Response: Registrant will revise the disclosure as requested.

h. Comment: Please clarify in the disclosure the meaning of “legal provisions and the structure of the transaction” in the second sentence of the third paragraph.

Response: Registrant will revise the disclosure accordingly.

i. Comment: The last sentence of the third paragraph references environmental, social and governance (“ESG”) factors as part of the sub-adviser’s security selection process. Because ESG can refer to widely different strategy focus areas, a fund should not simply state that it evaluates ESG factors without providing further detail. 1) Please state whether ESG factors are applied to every investment or every potential investment; 2) please disclose in the summary or statutory prospectus the sub-adviser’s specific ESG areas of focus and the resources used in assessing ESG practices, for instance, proprietary models, ESG index or third-party rating organizations. Please describe the factors that the sub-adviser considers in screening such investments; 3) if appropriate, please add ESG risk to the risk factors or explain supplementally why a risk factor is not appropriate; 4) the Fund should disclose where appropriate how it will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain supplementally why such disclosure is not required.

Response: Registrant will delete the noted sentence.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

5.	a. Comment: Principal Risks – New Fund Risk and Market Risk: Please consider adding “New Fund Risk” and “Market Risk” as principal risks for the Fund. The New Fund Risk should describe that this fund is new, has no operating history and may not achieve its investment goal. In considering whether “Market Risk” should be considered a principal risk, please consider whether the COVID 19 risk currently disclosed under Natural Disasters Risk should be disclosed under Market Risk and moved to the summary prospectus for the Fund. If Registrant believes no disclosure change is warranted, please explain supplementally why COVID 19 risk should not be in the summary.

Response: Registrant has considered this comment and determined that no disclosure changes are necessary. The risk of the Fund having no operating history and not achieving its investment goal is not considered a principal risk because the proposed sub-adviser to the Fund also manages mutual funds with the same strategy that have an operating history and performance record. Further, references to the Fund being new and its anticipated launch date are disclosed in the “Performance” and “Portfolio Turnover” sections of the Fund’s summary prospectus.

With respect to Market and Regulatory Risk (the Trust’s version of Market Risk), this risk is disclosed as an ancillary risk to the Fund because the risk does not arise from the Fund’s principal investment strategies. Registrant also believes that the first sentence of this section, which provides, “As with any mutual fund, the value of the Fund’s investments, and therefore the value of your shares, may go up or down and you could lose money” summarizes Market Risk. With respect to COVID-19 risk, Registrant believes that the current disclosure under Natural Disasters Risk is appropriate as it is a component of Natural Disasters Risk and should not be a principal risk as it does not arise from the Fund’s principal investment strategies.

b. Comment: Interest Rate Risk: Please add to the disclosure that interest rates are at historic lows and discuss the consequences of low rates on the Fund.

Response: Registrant will revise the disclosure as requested.

c. Comment: Mortgage-Related and Other Asset-Backed Securities Risk: 1) Since Interest Rate Risk and U.S. Government Securities Risk are both described as separate risks, please italicize those terms. 2) Rather than cross-referencing to the statutory prospectus, please briefly explain the risks described in the summary risk (e.g., extension risk, subprime risk, prepayment risk etc.).

Response: Registrant will make the first change as requested. Regarding the second part of the comment, Registrant shortened and tailored the risk descriptions in the Fund Summary section of the Prospectus (Item 4) by identifying the risks of the specific mortgage-related or other asset-backed securities used by the Fund and then explaining the risk in detail in the Item 9 disclosure. In addition, ADI 2019-08 discusses that a fund should tailor its specific risk disclosures, as the intent of the summary prospectus is to “provide investors a concise summary of key information” and that “Funds should present more detailed information about their principal risks elsewhere in the prospectus.” Form N-1A notes that cross referencing with a prospectus is allowed and is useful when it assists investors in understanding the information presented – see General Instruction C.2.(a) of Form N-1A. Registrant believes that its current Mortgage-Related and Other Asset-Backed Securities Risk disclosure is adequate and conforms with Form N-1A and instructions thereto.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

d. Comment: Foreign Markets Risk: The risk factor describes foreign markets, but not foreign companies. Please revise disclosure to describe the risk of investing in foreign companies. In this regard, please compare this summary risk disclosure against the risk disclosure in the statutory prospectus.

Response: Registrant will revise the disclosure as requested.

e. Comment: Geographic Focus Risk: There are references to “Underlying Fund” in this risk definition. Please change these references to “Fund” and elsewhere if appropriate.

Response: Registrant will revise the disclosure as requested.

f. Comment: Underlying Fund Risk: The statutory prospectus and SAI state that the Fund serves as an underlying fund of the Portfolio Optimization funds. As such, please change “may serve” to “serves” in the first sentence of the risk disclosure.

Response: Registrant will revise the disclosure to replace “may serve” with “is available for investment.”

6.	Comment: Performance: Please supplementally identify the broad-based securities market index that the Fund will use for comparison of performance.

Response: The Fund’s broad-based securities market index will be the Bloomberg Barclays U.S. Aggregate Bond Index.

7.	Comment: Portfolio Managers: Per Item 5(b) of Form N-1A, please list the month and year that each portfolio manager began managing the Fund.

Response: Registrant respectfully declines this request. Item 5(b) of Form N-1A requires Registrant to: “State the name, title, and length of service” of each portfolio manager and does not specify that length of service must include the nearest month.

8.	a. Comment: Additional Information About Principal Investment Strategies and Risks: General Investment Information: Please change “other investment strategies” to “non-principal investment strategies” in the second sentence of the first paragraph.

Response: Registrant will make the revisions requested.

b. Comment: General Investment Information: If the Fund has investment policies on credit ratings as referenced in the first sentence of the second paragraph, please disclose them with specificity in the prospectus.

Response: Registrant notes that the Fund’s investment policy on credit ratings is already disclosed specifically in the Prospectus. The statutory prospectus in the Principal Investment Strategies states: “Securities will be rated investment grade (or the unrated equivalent as determined by the sub-adviser) at the time of purchase.”

Intermediate Bond Portfolio – Response Letter

October 13, 2020

c. Comment: General Investment Information: The second paragraph under this subsection refers to the Names Test Policy. The Fund’s names test policy should be disclosed in this subsection.

Response: Registrant respectfully declines this request. The Fund’s names test policy is disclosed in the summary section of the prospectus and the disclosure in the referenced subsection provides additional detail on the application of the names test policy. Registrant does not believe it is necessary to repeat the policy itself in this subsection to convey this additional detail about the application of the policy.

c. Comment: General Investment Information: Please change “may be used” to “is used” in the first sentence of the fourth paragraph.

Response: Registrant will revise the disclosure to replace “may be used” with “is available for investment.”

d. Comment: General Investment Information: Liquidity is mentioned in several risk factors, but liquidity risk is not specifically addressed in the risk factors. Please explain the term liquidity risk in the risk factors and if it is a principal risk of the Fund, please include appropriate risk disclosure.

Response: Registrant respectfully declines this request. Liquidity is mentioned in this section to describe the general impact of liquidity on the Fund’s investments, including discussion of the Fund’s Liquidity Risk Management Program, but liquidity is not considered a principal risk of the Fund and therefore is not discussed in the risk factors.

9.	a. Comment: Principal Investment Strategies: Please clearly describe the asset-backed securities in which the Fund may invest, including whether the Fund may invest in CLOs or CDOs and whether they are agency or non-agency.

Response: Registrant will revise the disclosure as requested. The Fund invests typically in consumer-related asset-backed securities and would not invest in CLOs or CDOs.

b. Comment: Please reconcile the first sentence of the second paragraph with the sentence in the summary prospectus that states all investments must generally be investment grade. If all debt securities must be investment grade at time of purchase, please revise the summary prospectus disclosure.

Response: Registrant will revise the disclosure to make the references noted consistent.

c. Comment: Please supplementally explain the circumstances in which the Fund would lengthen its weighted average maturity for temporary defensive purposes.

Response: In extreme market conditions, such as an environment where there is an extremely steep yield curve with low inflation expectations, the Fund could lengthen the average maturity of the portfolio.

10.	a. Comment: Additional Information About Principal Risks – Debt Securities Risk: The second paragraph of this risk appears to duplicate the disclosure immediately above the Credit Ratings Chart under Credit Risk.

Response: Registrant will delete the noted disclosure under Debt Securities Risk.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

b. Comment: Interest Rate Risk – Under Interest Rate Risk, there is reference to floating rate and adjustable rate instruments. If appropriate, please add LIBOR Risk which should disclose how the expected discontinuation of LIBOR could affect the Fund’s investments, including (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: Registrant will add a LIBOR risk factor as requested.

11.	Comment: Additional Information About Certain Ancillary Risks – Redemption Risk: There is no mention of “other investment companies” in the Fund’s principal investment strategies. Please revise or delete that reference.

Response: Registrant will delete the reference as requested.

12.	Comment: Additional Information About Fees and Expenses: The expense limitation is not shown in the Annual Fund Operating Expenses table as referenced in the third sentence of the third paragraph. Please tailor the discussion for this Fund.

Response: Registrant will revise the disclosure as requested.

13.	Comment: Other Fund Information – Tax Matters: Please replace “Shareholders of the Fund” with “Contract Owners or owners of variable life or variable annuity policies investing in the Fund through a separate account” or something comparable.

Response: Registrant will revise the disclosure as requested.

Back Cover

14.	Comment: Information Statements - Since the Trust’s expanded exemptive order has not yet been granted, please revise this disclosure to indicate that any information statement will be mailed to shareholders. Please supplementally confirm that information statements about new sub-advisers are currently mailed to policyholders.

Response: Registrant will revise the disclosure as requested and confirms that information statements about new sub-advisers are currently mailed to policyholders.

15.	Comment: How to Obtain Documents – Please add an address for shareholders writing to the Trust to obtain documents. Please confirm supplementally that the call numbers are those listed further below on the back cover and revise disclosure as necessary.

Response: Registrant will revise the disclosure to clarify that “write” means “email” and to indicate where a shareholder may find the email address. The call numbers are those listed further below on the back cover.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

SAI

16.	Comment: Additional Investment Strategies Of The Funds – Intermediate Bond Portfolio: The last sentence says the Fund expects to invest no more than 10% of its assets in subprime mortgage-related securities. 1) The sentence could be inconsistent with the sentence in the statutory prospectus that states that all securities must be investment grade at time of purchase. 2) If the Fund will invest in subprime mortgage-related securities near 10%, please disclose this in the prospectus as 10% seems sizeable.

Response: See Response 9b. With the proposed revisions there, the SAI statement is now consistent with the noted sentence. Registrant has a threshold for disclosing investments in the prospectus as a principal investment strategy. The subprime mortgage-related securities disclosure does not meet the threshold to be disclosed in the prospectus.

17.	a. Comment: Investment Restrictions – Fundamental Investment Restrictions: For purposes of a fund’s concentration policy, it is the Staff’s view that a fund must consider the underlying investments of all investment companies in which a fund invests, not just those investment companies that have policies to concentrate. Please revise the fundamental policies and/or the “Interpretations to the Fundamental Policies” to align with the Staff’s view.

Response: In a prior response to Staff comments (dated April 29, 2016) on a proxy statement amending these fundamental investment restrictions, Registrant previously added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which the Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate. Moreover, the concentration policies are fundamental and require a shareholder vote to change. Registrant therefore respectfully declines to make the requested change.

b. Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions: In the last sentence of the last paragraph of this section, please add disclosure to clarify that a Fund that operates as a fund of funds will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: For the reasons discussed in Response 17a, Registrant believes the current approach is reasonable and appropriate. This statement acknowledges that funds of funds of the Registrant invest in underlying funds, which portfolio holdings are readily available to the Registrant as they are funds within the same investment company as the funds of funds and will consider the concentration of the Underlying Funds. Therefore, Registrant respectfully declines this request.

c. Comment: Non-Fundamental Investment Restrictions: Please revise the second sentence of the last paragraph of this section in light of the requirements of Rule 22e-4.

Response: Registrant respectfully declines this request as non-fundamental investment restriction 1, as currently drafted, is consistent with the requirements of Rule 22e-4. Changing the noted disclosure could cause the Fund to violate restriction 1 when the Fund is in compliance with Rule 22e-4 under the Investment Company Act (for example, if fluctuations in the value of Fund holdings cause the value of the Fund’s illiquid investments to exceed the 15% threshold). The Fund believes the restriction as currently stated is consistent with applicable legal requirements. Consistent with Rule 22e-4, the Fund does not intend to acquire any illiquid investment if, immediately after the acquisition, it would have invested more than 15% of its net assets in illiquid investments that are assets and, if it holds more than 15% of its net assets in illiquid investments that are assets, it would take appropriate steps to reduce the percentage of those investments within a reasonable period of time. Stating that the 15% illiquidity limit is measured at the time of acquisition does not imply that the Fund would not take appropriate post-acquisition remedial action, if necessary.

Intermediate Bond Portfolio – Response Letter

October 13, 2020

18.	a. Comment: Information About the Managers – Other Accounts Managed: Please provide the information required by Item 20(a) of N-1A as of the most recent practicable date for the new fund managers.

Response: This information has been provided.

b. Comment: Information About the Managers – Beneficial Interest of Portfolio Managers: The last sentence in this section states that the information is as of the most recent fiscal year end. Please add a sentence on the portfolio managers for this new Fund as of a recent date.

Response: Registrant refers the staff to the disclosure in the Prospectus that the Fund has not commenced operations. Therefore, no beneficial interest for the Fund is shown.

If you have any questions or further comments, please contact me at Audrey.Cheng@pacificlife.com.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP